[Translation]

Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page


Filing Document (2):                                 Report on Amendment No. 6
Based on:                                            Article 27-25,  Paragraph 1 of the Securities and Exchange
                                                     Law
Filed with:                                          Director of Tokai Local Finance Bureau
Name (3):                                            Katsuaki Watanabe, President, Toyota Motor Corporation
Address or Location of Head Office (3):              1 Toyota-cho, Toyota City, Aichi Prefecture
Effective Date of Reporting Duty (4):                June 28, 2005
Filing Date:                                         July  5, 2005
Total  Number  of  Submitter   and  Joint  Holders   2
(persons):
Submitting Method (5):                               Jointly

I.   Matters Regarding Issuing Company (6)
----------------------------------------------------------------------------------------------------------------
   Name of Issuing Company              Akebono Brake Indsutry Co., Ltd.
----------------------------------------------------------------------------------------------------------------
   Company Code                         7238
----------------------------------------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
----------------------------------------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo
----------------------------------------------------------------------------------------------------------------
   Location of Head Office              19-5, Koami-cho, Nihonbashi, Chuo-ku, Tokyo
----------------------------------------------------------------------------------------------------------------


II.  Matters Regarding Submitter

   1. Submitter (Bulk Holder)/1 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
   Date of Incorporation                August 27, 1937
----------------------------------------------------------------------------------------------------------------
   Name of Representative               Katsuaki Watanabe
----------------------------------------------------------------------------------------------------------------
   Title of Representative              President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                   Manufacture, sale, leasing and repair of motor vehicles, ships, aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Financial Reporting Department,
   Person in Charge                     Accounting Division
----------------------------------------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)

----------------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                               15,495,175                        -                        -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                           -     G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                           -     H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                           -     I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M         15,495,175     N                  -     O                   -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                  -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q         15,495,175
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted       R                  -
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S         97,508,561
  (shares) (as of June 28, 2005)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                         15.89
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                         14.36
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty (60) Days of Shares, Etc. Issued by Issuing Company (11)
----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
  June 28, 2005       Shares of common stock       2,000,000             Acquisition              JPY 673
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY 1,000)            2,625,034
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)    -
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          2,625,034
   (JPY 1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------


       [2] Breakdown of Borrowings
----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of       Amount
            (Name of Branch)      Business     Representative                        Borrowing     (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

II. Matters Regarding Submitter

   2. Submitter (Bulk Holder)/2 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Daihatsu Motor Co., Ltd.
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          1-1, Daihatsu-cho, Ikeda City, Osaka Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
   Date of Incorporation                March 1, 1907
----------------------------------------------------------------------------------------------------------------
   Name of Representative               Teruyuki Minoura
----------------------------------------------------------------------------------------------------------------
   Title of Representative              President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                   Manufacture, sale, leasing and repair of motor vehicles, industrial vehicles, other various vehicles and parts thereof, etc.
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of         Shinya Takeda, General Manager of Finance Accounting Department,
   Person in Charge                     Finance Accounting and Cost Management  Division
----------------------------------------------------------------------------------------------------------------
   Telephone Number                     072-754-3062
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                   55,125                        -                        -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                           -     G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                           -     H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                           -     I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M             55,125     N                  -     O                  -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                  -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q             55,125
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted       R                  -
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S         97,508,561
  (shares) (as of June 28, 2005)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.06
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.06
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------


     (4) Conditions concerning Acquisition or Disposal during the Last Sixty (60) Days of Shares, Etc. Issued by Issuing Company (11)
----------------------------------------------------------------------------------------------------------------

       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
                         Not applicable.
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY 1,000)            -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)    -
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          -
   (JPY 1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------

       [2] Breakdown of Borrowings
----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of       Amount
            (Name of Branch)      Business     Representative                        Borrowing     (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
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    9
----------------------------------------------------------------------------------------------------------------
    10
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IV.  Summary List Regarding Submitter and Joint Holders

   1. Submitter and Joint Holders (18)

      Toyota Motor Corporation
      Daihatsu Motor Co., Ltd.

   2. Breakdown of Stock, Etc. Held by Submitter and Joint Holders (19)
     (1) Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------------
                                          Main Text of Article      Article 27-23,          Article 27-23,
                                           27-23, Paragraph 3     Paragraph 3, Item 1    Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                  15,550,300                       -                       -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                       A                                         -     G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition        B                                         -     H
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights     C                                         -     I
  (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to            D                                               J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts       E                                              K
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject             F                                              L
  Securities
----------------------------------------------------------------------------------------------------------------

             Total (shares)               M         15,550,300    N                      O                  -

----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which were      P                  -
  Transferred through a Margin
  Transaction and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held             Q         15,550,300
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted           R                  -
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

     (2) Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares           S         97,508,561
  (shares) (as of June 28, 2005)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held by                     15.95
  the Above-stated Submitter (%)
  (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held                        14.41
  Stated in the Preceding Report (%)
----------------------------------------------------------------------------------------------------------------